SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: Enhanced Dow 30SM Income Fund Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o The Corporation Trust Incorporated

300 East Lombard Street

Baltimore, Maryland 21202

Telephone Number (including area code): (212) 449-4742

Name and address of agent for service of process:

The Corporation Trust Incorporated

300 East Lombard Street

Baltimore, Maryland 21202

Copies to:

Mitchell M. Cox IQ Investment Advisors LLC 4 World Financial Center, 6th Floor New York, New York 10080	Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes   ☒     No   ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 9th day of March, 2007.

ENHANCED DOW 30SM INCOME FUND INC.

By:	/s/ Mitchell M. Cox
	Name:	Mitchell M. Cox
	Title:	President

ATTEST:

By:	/s/ Donald C. Burke
	Name:	Donald C. Burke
	Title:	Vice President and Secretary